Form 40-F
period 2003-03-31
DUNDEE BANCORP INC
filed 2003-05-19
CIK 897455

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F

                            [Check one]

[   ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]      ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the financial year ended December 31, 2002                       Commission File Number 0-25542

_________________

DUNDEE BANCORP INC.
(Exact name of registrant as specified in its charter)

Province of Ontario, Canada (Province or other jurisdiction of incorporation or organization)	6282 (Primary Standard Industrial Classification Code Number (if applicable))	Not Applicable (I.R.S. Employer) Identification No. (if applicable))

55th Floor
40 King Street West
Toronto, Ontario
Canada M5H 4A9
(416) 363-9097

(Address and telephone number of Registrant’s principal executive offices)

_________________

CT Corporation System
1025 Vermont Avenue, N.W.
Washington, D.C.
20005

(202) 393-1747

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

_________________

copies to:

Joanne Ferstman Vice President and Chief Financial Officer 55th Floor, Scotia Plaza 40 King Street West Toronto, Ontario Canada M5H 4A9	Alan Brown Blake, Cassels & Graydon LLP Barristers & Solicitors 199 Bay Street, Suite 2800 Box 25, Commerce Court West Toronto, Ontario Canada M5L 1A9

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Not applicable.	Not applicable.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Class A Subordinate Voting Shares with no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to section 15(d) of the Act.

Not applicable
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2002, there were 24,279,557 Class A, subordinate voting shares and 1,049,297 Class B, common shares.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes	82-	No	X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Table of Contents

Forward-Looking Statements

Controls and Procedures

Undertaking

Signatures

Certifications

Exhibits

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F includes forward-looking statements which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements, include, among others, statements with respect to the business operations and strategy as well as the financial performance and condition of the Company and can generally can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. These statements involve inherent risks and uncertainties that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, including estate taxes and changes in treatment of dividends, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, the Company’s ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts including the war on terrorism. Investors and others are cautioned to consider these and other factors carefully and not to place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statements.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In accordance with the rules of the Securities and Exchange Commission, the Company maintains disclosure controls and procedures and, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of these disclosure controls and procedures within 90 days prior to the date of this annual report. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of the date of the evaluation, the Company’s disclosure controls and procedures were adequate and effective.

Change in Internal Controls

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these internal controls subsequent to the date on which the Chief Executive Officer and Chief Financial Officer completed their evaluation of these controls.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual information form on Form 40-F arises, or to transactions in said securities.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                                       DUNDEE BANCORP INC.

                                                By:       /s/     Joanne Ferstman
                                                              Joanne Ferstman
                                                            Chief Financial Officer

                                             Date:      May 16, 2003

CERTIFICATION

I, Ned Goodman, certify that:

1.

I have reviewed this annual report on Form 40-F of Dundee Bancorp Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                  By:        /s/  Ned Goodman

                 Name:    Ned Goodman

                 Title:      President and Chief Executive Officer

                 Date:      May 16, 2003

CERTIFICATION

I, Joanne Ferstman, certify that:

1.

I have reviewed this annual report on Form 40-F of Dundee Bancorp Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

 By:          /s/  Joanne Ferstman

Name:   Joanne Ferstman

Title:     Chief Financial Officer

Date:     May 16, 2003

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form, dated May 2, 2003, of Dundee Bancorp Inc.
99.2	Audited consolidated financial statements of Dundee Bancorp Inc. for the financial year ended December 31, 2002, together with the auditor’s report thereon.
99.3	Management’s Discussion and Analysis of Operating Results and Financial Condition for the financial year ended December 31, 2002.
99.4

Supplementary information and reconciliation with United States generally accepted accounting principles with respect to the audited consolidated financial statements of Dundee Bancorp Inc. for the financial year ended December 31, 2002, together with the auditors’ report dated March 31, 2003 of Ernst & Young LLP, Chartered Accountants, in connection therewith.

99.5	Consent dated May 16, 2003 of Ernst & Young LLP, Chartered Accountants.
99.6	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.