Form 40-F
DUNDEE BANCORP INC
filed 2004-05-19
CIK 897455

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F

[Check one]

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number 0-25542

_________________

DUNDEE BANCORP INC.
(Exact name of registrant as specified in its charter)

Province of Ontario, Canada (Province or other jurisdiction of incorporation or organization)	6282 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer) Identification No. (if applicable))

55th Floor
40 King Street West
Toronto, Ontario
Canada M5H 4A9
(416) 363-9097

(Address and telephone number of Registrant’s principal executive offices)

_________________

CT Corporation System
1025 Vermont Avenue, N.W.
Washington, D.C.
20005

(202) 393-1747

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

_________________

copies to:

Joanne Ferstman Executive Vice President and Chief Financial Officer 55th Floor, Scotia Plaza 40 King Street West Toronto, Ontario Canada M5H 4A9	Alan Brown Blake, Cassels & Graydon LLP Barristers & Solicitors 199 Bay Street, Suite 2800 Box 25, Commerce Court West Toronto, Ontario Canada M5L 1A9

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Not applicable	Not applicable

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

As of December 31, 2003, there were 24,106,378 Class A subordinate voting shares and 1,049,193 Class B common shares.

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

Table of Contents

Forward-Looking Statements

Controls and Procedures

Audit Committee Financial Expert

Code of Ethics

Principal Accountant Fees and Services

Off-Balance Sheet Arrangements

Contractual Obligations

Undertaking

Signatures

Exhibits

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F includes forward-looking statements which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements, include, among others, statements with respect to the business operations and strategy as well as the financial performance and condition of Dundee Bancorp Inc. (the “Company”) and can generally be identified by the use of forward-looking words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. These statements involve inherent risks and uncertainties that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, including estate taxes and changes in treatment of dividends, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, the Company’s ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts including the war on terrorism. Investors and others are cautioned to consider these and other factors carefully and not to place undue reliance on the Company’s forward-looking statements. The Company does not undertake and has no specific intention to update any forward-looking statements, written or oral, that may be made from time to time by or on its behalf whether as a result of new information, future events or otherwise.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In accordance with the rules of the Securities and Exchange Commission, the Company maintains disclosure controls and procedures and, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of these disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of the date of the evaluation, the Company’s disclosure controls and procedures were adequate and effective.

Change in Internal Controls

There was no change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an audit committee established by the directors of the Company (the “Audit Committee”).  The Audit Committee is comprised of the following three directors of the Company:  Barry Sparks, Robert McLeish and Normand Beauchamp.  The board of directors of the Company has determined that each of the members of the Audit Committee has the necessary qualifications to be designated as an “Audit Committee Financial Expert” of the Company as such term is defined in the Form 40-F.  All members of the Audit Committee have been deemed by the board of directors of the Company to be independent of the Company as such term is defined under the rules of each of the New York Stock Exchange, American Stock Exchange and NASDAQ.

The Securities and Exchange Commission has indicated that the designation of a member of the Audit Committee as an Audit Committee Financial Expert does not make such member an “expert” for any purpose, does not impose any duties, obligations or liabilities on such member that are greater than those imposed on the member as a member of the Audit Committee and board of directors of the Company nor does it affect the duties, obligations or liability of any other member of the board of directors of the Company.

CODE OF ETHICS

Although, the Company has not adopted a formal Code of Ethics of the Company, each of the six senior officers of the Company holds a professional designation and is, therefore, subject to various codes of ethics and standards of professional conduct relating to such designation.  In addition, certain of the officers of the Company are officers of subsidiaries of the Company that are regulated by various securities regulatory authorities and self-regulatory organizations in Canada and are, therefore, subject to additional codes of ethics and regulatory standards.  The following are the codes of ethics and rules of professional conduct to which each of the officers of the Company is subject:

  The Chief Executive Officer of the Company is a member of the CFA Institute (formerly the Association of Investment Management and Research) and is the Chairman of Goodman & Company, Investment Counsel Ltd. (“Goodman”), a subsidiary of the Company registered as an investment counsel/portfolio manager with certain securities regulatory authorities in Canada.  Accordingly, the Chief Executive Officer of the Company is subject to the Code of Ethics and Standards of Professional Conduct of the CFA Institute (the “CFA Code”) and Goodman’s Code of Ethics and Standards of Professional Conduct adopted in January 1998 which meets the requirements of the CFA Code and the requirements of a model code for an investment counsel/portfolio manager in Canada.

  The Chief Financial Officer of the Company is a Chartered Accountant and is subject to the Code of Ethics of Chartered Accountants of the Canadian Institute of Chartered Accountants and is also subject to the Goodman Code.

  An Executive Vice President of the Company is a member of the CFA Institute, an officer of Goodman and a lawyer.  Accordingly, this Executive Vice President is subject to the CFA Code, the Goodman Code and the Rules of Professional Conduct of the Law Society of Upper Canada (the “Lawyer Professional Conduct Rules”).

  An Executive Vice President of the Company is an officer of certain subsidiaries of the Company that are members of certain self-regulatory organizations in Canada including the Investment Dealers Association of Canada (the “IDA”) and a lawyer.  Accordingly, this Executive Vice President is subject to the Registrants Code of Ethics and Conduct as an officer of an IDA member (the “IDA Code”), the Lawyer Professional Conduct Rules and the rules and regulations of all securities regulatory authorities in Canada, the IDA, the Mutual Fund Dealers Association of Canada, all stock exchanges in Canada and Market Regulation Services Inc. (the “Securities Rules”).

  The General Counsel of the Company is subject to the Goodman Code, the IDA Code, the Lawyer Professional Conduct Rules and the Securities Rules.

  A Vice President and the Controller of the Company is a Certified Management Accountant and is subject to the Code of Professional Ethics of The Society of Management Accountants of Ontario and is also subject to the Goodman Code.

Each of the CFA Code, the Goodman Code, the IDA Code and certain of the other codes or rules of professional conduct noted above have provisions relating to, among other things, compliance with applicable laws, rules and regulations, confidential information, prohibition against insider trading and use of material non-public information, prohibition against professional misconduct and conflicts of interest.

A number of the directors, officers, employees and financial advisors of certain subsidiaries of the Company are subject to one or more of the CFA Code, the Goodman Code, the IDA Code of Ethics and all or certain of the Securities Rules.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees charged by Ernst & Young LLP, the Company’s external auditors were $ 1.5 million in the year ended December 31, 2003 compared with $0.9 million in the year ended December 31, 2002.

Audit fees – Audit fees were approximately $1.1 million in 2003 (2002 - $0.8 million), including fees associated with the annual audits of certain of the Company’s domestic and international subsidiaries.

Audit-related fees – Audit-related fees were approximately $350,000 in 2003 (2002 - $30,000) and primarily include costs incurred in connection with acquisitions.  Audit-related services incurred during 2003 also include costs associated with the completion of a preliminary and final prospectus in respect of a public offering completed by a subsidiary.

Tax fees – Tax fees were approximately $27,000 in 2003 (2002 - $78,000).  Fees for tax services include tax compliance, tax planning, and tax advice services.

The Audit Committee has reviewed the magnitude and nature of all fees in respect of services provided by the external auditors during the years ended December 31, 2003 and 2002 to ensure that they are compatible with maintaining the independence of the external auditor.

The Company has established a policy in respect of the pre-approval of non-audit services, including audit-related and tax services, to be provided by the Company’s independent auditors.  The Audit Committee administers the requirements of the Company’s policy.  Under the policy, the Audit Committee will review annually the recurring audit fees for the coming year.  The policy also requires that any audit, audit-related or tax services proposed during the year be pre-approved by the Audit Committee, evidenced by approval from the Chairman of the Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company’s off-balance sheet arrangements is included on page 47 of the Company’s Management’s Discussion and Analysis for the financial year ended December 31, 2003 which is attached as Exhibit 99.3 to, and incorporated by reference in, this report.

CONTRACTUAL OBLIGATIONS

Information on the Company’s contractual obligations is included on page 47 of the Company’s Management’s Discussion and Analysis for the financial year ended December 31, 2003 which is attached as Exhibit 99.3 to, and incorporated by reference in, this report.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DUNDEE BANCORP INC.

By:/s/  Joanne Ferstman

Joanne Ferstman

Executive Vice President and

Chief Financial Officer

Date: May 19, 2004

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form, dated May 1, 2004, of Dundee Bancorp Inc.
99.2	Audited consolidated financial statements of Dundee Bancorp Inc. for the financial year ended December 31, 2003, together with the auditor’s report thereon.
99.3	Management’s Discussion and Analysis for the financial year ended December 31, 2003.
99.4

Supplementary information and reconciliation with United States generally accepted accounting principles with respect to the audited consolidated financial statements of Dundee Bancorp Inc. for the financial year ended December 31, 2003, together with the auditors’ report dated March 30, 2004 of Ernst & Young LLP, Chartered Accountants, in connection therewith.

99.5	Consent dated May 19, 2004 of Ernst & Young LLP, Chartered Accountants.
99.6	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.