Form 40-F
period 2004-12-31
DUNDEE CORP
filed 2005-04-07
CIK 897455

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F

[Check one]

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number 0-25542

_________________

DUNDEE CORPORATION
(Exact name of registrant as specified in its charter)

Province of Ontario, Canada (Province or other jurisdiction of incorporation or organization)	6282 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No. (if applicable))

55th Floor
40 King Street West
Toronto, Ontario
Canada M5H 4A9
(416) 863 -6990

(Address and telephone number of Registrant’s principal executive offices)

_________________

CT Corporation System
1025 Vermont Avenue, N.W.
Washington, D.C.
20005

(202) 393-1747

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

_________________

copies to:

Joanne Ferstman Executive Vice President, Chief Financial Officer and Corporate Secretary 55th Floor, Scotia Plaza 40 King Street West Toronto, Ontario Canada M5H 4A9	Alan Brown Blake, Cassels & Graydon LLP Barristers & Solicitors 199 Bay Street, Suite 2800 Box 25, Commerce Court West Toronto, Ontario Canada M5L 1A9

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Not applicable	Not applicable

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

As of December 31, 2004 , there were 24,195,116 Class A subordinate voting shares and 1,048,439 Class B common shares.

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

These forward-looking statements, include, among others, statements with respect to the business operations and strategy as well as the financial performance and condition of Dundee Corporation (the “Company”) and can generally be identified by the use of forward-looking words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. These statements involve inherent risks and uncertainties that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, including estate taxes and changes in treatment of dividends, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, the Company’s ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts including the war on terrorism. Investors and others are cautioned to consider these and other factors carefully and not to place undue reliance on the Company’s forward-looking statements. The Company does not undertake and has no specific intention to update any forward-looking statements, written or oral, that may be made from time to time by or on its behalf whether as a result of new information, future events or otherwise.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an audit committee established by the directors of the Company (the “Audit Committee”).  The Audit Committee is comprised of the following four directors of the Company:  K. Barry Sparks, Robert McLeish, Normand Beauchamp and Garth A.C. MacRae ..  The board of directors of the Company has determined that each of the members of the Audit Committee has the necessary qualifications to be designated as an “Audit Committee Financial Expert” of the Company as such term is defined in the Form 40-F.  All members of the Audit Committee have been deemed by the board of directors of the Company to be independent of the Company as such term is defined under the rules of each of the New York Stock Exchange, American Stock Exchange and NASDAQ.

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

CODE OF ETHICS

Although, the Company has not adopted a formal Code of Ethics of the Company, each of the six senior executive officers of the Company holds a professional designation and is, therefore, subject to various codes of ethics and standards of professional conduct relating to such designation.  In addition, certain of the officers of the Company are officers of subsidiaries of the Company that are regulated by various securities regulatory authorities and self-regulatory organizations in Canada and are, therefore, subject to additional codes of ethics and regulatory standards.  The following are the codes of ethics and rules of professional conduct to which each of the officers of the Company is subject:

  The Chief Executive Officer of the Company is a member of the CFA Institute (formerly the Association of Investment Management and Research) and is the Chairman of Goodman & Company, Investment Counsel Ltd. (“Goodman”), a subsidiary of the Company registered as an investment counsel/portfolio manager with certain securities regulatory authorities in Canada.  Accordingly, the Chief Executive Officer of the Company is subject to the Code of Ethics and Standards of Professional Conduct of the CFA Institute (the “CFA Code”) and Goodman’s Code of Ethics and Standards of Professional Conduct adopted in January 1998, as updated, which meets the requirements of the CFA Code and the requirements of a model code for an investment counsel/portfolio manager in Canada.

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

  A Vice President and the General Counsel of the Company is subject to the IDA Code, the Lawyer Professional Conduct Rules and the Securities Rules.

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

A number of the directors, officers, employees and financial advisors of certain subsidiaries of the Company are subject to one or more of the CFA Code, the Goodman Code, the IDA Code and all or certain of the Securities Rules.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

                During 2004 and 2003, the Company and its subsidiaries that are audited by Ernst & Young LLP have paid the following fees to Ernst & Young LLP, the Company’s external auditor, for the following fee categories:

Fee Category	2004 ($)	2003 ($)
Audit Fees	1,603,750	1,408,000
Audit-Related Fees	210,100	320,000
Tax Services Fees	120,200	70,000
Other Fees	0	0
	1,934,050	1,798,000

Audit fees – Audit Fees include all fees paid to Ernst & Young LLP for the audit of the Company’s consolidated financial statements and other required statutory/regulatory audits and filings of the Company and certain of its subsidiaries.

Audit-related fees – Audit-related fees include all fees paid to Ernst & Young LLP for audit-related services including the review of the Company’s interim financial statements, preparation and/or review of certain filings with Canadian securities regulators, including comfort and consent letters, and accounting consultations on matters addressed during the audit and interim reviews.

Tax fees – Tax services fees include all fees paid to Ernst & Young LLP for tax-related advice including tax return preparation and/or review and tax planning advice.

All Other Fees – There were no other fees.

The Audit Committee has reviewed the magnitude and nature of all fees in respect of services provided by the external auditors during the years ended December 31, 2004 and 2003 to ensure that they are compatible with maintaining the independence of the external auditor.

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

The Audit Committee approved 100% of the audit-related fees and tax fees disclosed above.

OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company’s off-balance sheet arrangements is included in the Company’s Management’s Discussion and Analysis for the financial year ended December 31, 2004 which is attached as Exhibit 99.3 to, and incorporated by reference in, this report.

CONTRACTUAL OBLIGATIONS

Information on the Company’s contractual obligations is included in the Company’s Management’s Discussion and Analysis for the financial year ended December 31, 2004 which is attached as Exhibit 99.3 to, and incorporated by reference in, this report.

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

DUNDEE CORPORATION

By: /s/  Joanne Ferstman

       Joanne Ferstman
       Executive Vice President,
       Chief Financial Officer and Corporate Secretary

Date: March 31 , 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form, dated March 24 , 2005 , of Dundee Corporation
99.2	Audited consolidated financial statements of Dundee Corporation for the financial year ended December 31, 2004 , together with the auditor’s report thereon.
99.3	Management’s Discussion and Analysis for the financial year ended December 31, 2004 ..
99.4

Supplementary information and reconciliation with United States generally accepted accounting principles with respect to the audited consolidated financial statements of Dundee Corporation for the financial year ended December 31, 2004 , together with the auditors’ report dated March • , 2005 of Ernst & Young LLP, Chartered Accountants, in connection therewith.

99.5	Consent dated March • , 2005 of Ernst & Young LLP, Chartered Accountants.
99.6	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 99.6

CERTIFICATION

I, Ned Goodman, President and Chief Executive Officer of Dundee Corporation , the principal executive officer of Dundee Corporation , certify that:

1.

I have reviewed this annual report on Form 40-F of Dundee Corporation ;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

5.

The issuer’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

By:         /s/   Ned Goodman

Name:

Ned Goodman

Title:

President and Chief Executive Officer

Date:

March 31 , 2005

CERTIFICATION

I, Joanne Ferstman, Executive Vice President, Chief Financial Officer and Corporate Secretary of Dundee Corporation , the principal financial officer of Dundee Corporation , certify that:

1.

I have reviewed this annual report on Form 40-F of Dundee Corporation ;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

5.

The issuer’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

By:        /s/   Joanne Ferstman

Name:

Joanne Ferstman

Title:

Executive Vice President,

Chief Financial Officer and Corporate Secretary

Date:

March 31 , 2005

Exhibit 99.7

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to his knowledge the Annual Report on Form 40-F for the fiscal year ended December 31, 2004 , of Dundee Corporation (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:        /s/Ned Goodman
Name:   Ned Goodman
Title:     President and Chief Executive Officer

Date:     March 31 , 2005

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to her knowledge the Annual Report on Form 40-F for the fiscal year ended December 31, 2004 , of Dundee Corporation (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

               /s/    Joanne Ferstman
Name:     Joanne Ferstman
Title:       Executive Vice President,

Chief Financial Officer and Corporate Secretary

Date:      March 31 , 2005