Form 40-F
period 2006-02-07
DUNDEE CORP
filed 2006-04-03
CIK 897455

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F

[Check one]

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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
(416) 863-6990

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

As of December 31, 2005, there were 23,907,971 Class A subordinate voting shares and 1,048,416 Class B common shares.

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

Table of Contents

Forward-Looking Statements

Controls and Procedures

Audit Committee Financial Expert

Code of Ethics

Principal Accountant Fees and Services

Off-Balance Sheet Arrangements

Contractual Obligations

Undertaking

Signatures

Exhibits

U.S. GAAP reconciliation is not included but will be filed by amendment.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an audit committee established by the directors of the Company (the “Audit Committee”).  The Audit Committee is comprised of the following four directors of the Company:  K. Barry Sparks, Robert McLeish, Normand Beauchamp and Garth A.C. MacRae.  The board of directors of the Company has determined that each of the members of the Audit Committee has the necessary qualifications to be designated as an “Audit Committee Financial Expert” of the Company as such term is defined in the Form 40-F.  All members of the Audit Committee have been deemed by the board of directors of the Company to be independent of the Company as such term is defined under the rules of the New York Stock Exchange.

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

CODE OF ETHICS

Although, the Company has not adopted a formal Code of Ethics of the Company, each of the three senior executive officers of the Company holds a professional designation and is, therefore, subject to various codes of ethics and standards of professional conduct relating to such designation.  The following are the codes of ethics and rules of professional conduct to which each of the officers of the Company is subject:

?

The Chief Executive Officer of the Company is a member of the CFA Institute (formerly the Association of Investment Management and Research) and is the Chairman of Goodman & Company, Investment Counsel Ltd. (“Goodman”), a subsidiary of the Company registered as an investment counsel/portfolio manager with certain securities regulatory authorities in Canada.  Accordingly, the Chief Executive Officer of the Company is subject to the Code of Ethics and Standards of Professional Conduct of the CFA Institute (the “CFA Code”) and Goodman’s Code of Ethics and Standards of Professional Conduct (the “Goodman Code”) adopted in January 1998, as updated, which meets the requirements of the CFA Code and the requirements of a model code for an investment counsel/portfolio manager in Canada.

?

The Chief Financial Officer of the Company is a Chartered Accountant and is subject to the Code of Ethics of Chartered Accountants of the Canadian Institute of Chartered Accountants and is also subject to the Goodman Code.

?

A Vice President and the Controller of the Company is a Certified Management Accountant and is subject to the Code of Professional Ethics of The Society of Management Accountants of Ontario.

Each of the CFA Code, the Goodman Code and certain of the other codes or rules of professional conduct noted above have provisions relating to, among other things, compliance with applicable laws, rules and regulations, confidential information, prohibition against insider trading and use of material non-public information, prohibition against professional misconduct and conflicts of interest.

A number of the directors, officers, employees and financial advisors of certain subsidiaries of the Company are subject to one or more of the CFA Code, the Goodman Code and the rules and regulations of all securities regulatory authorities in Canada, the Investment Dealers Association, the Mutual Fund Dealers Association of Canada, all stock exchanges in Canada and Market Regulation Services Inc.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2005 and 2004, the Company and its subsidiaries that are audited by Ernst & Young LLP have paid the following fees to Ernst & Young LLP, the Company’s external auditor, for the following fee categories:

Fee Category	2005 ($)	2004 ($)
Audit Fees	1,506,100	1,603,750
Audit-Related Fees	459,400	210,100
Tax Services Fees	171,075	120,200
Other Fees	0	0
	2,136,575	1,934,050

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

All Other Fees – There were no other fees.

The Audit Committee has reviewed the magnitude and nature of all fees in respect of services provided by the external auditors during the years ended December 31, 2005 and 2004 to ensure that they are compatible with maintaining the independence of the external auditor.

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

OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company’s off-balance sheet arrangements is included in the Company’s Management’s Discussion and Analysis for the financial year ended December 31, 2005 which is attached as Exhibit 99.3 to, and incorporated by reference in, this report.

CONTRACTUAL OBLIGATIONS

Information on the Company’s contractual obligations is included in the Company’s Management’s Discussion and Analysis for the financial year ended December 31, 2005 which is attached as Exhibit 99.3 to, and incorporated by reference in, this report.

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

/s/  Joanne Ferstman

Joanne Ferstman

Executive Vice President,

Chief Financial Officer and Corporate Secretary

Date:

March 31, 2006

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form, dated March 30, 2006, of Dundee Corporation
99.2	Audited consolidated financial statements of Dundee Corporation for the financial year ended December 31, 2005, together with the auditor’s report thereon.
99.3	Management’s Discussion and Analysis for the financial year ended December 31, 2005
99.6	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 99.6

CERTIFICATION

I, Ned Goodman, President and Chief Executive Officer of Dundee Corporation, the principal executive officer of Dundee Corporation, certify that:

1.

I have reviewed this annual report on Form 40-F of Dundee Corporation;

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

By:

/s/   Ned Goodman

Name:

Ned Goodman

Title:

President and Chief Executive Officer

Date:

March 31, 2006

CERTIFICATION

I, Joanne Ferstman, Executive Vice President, Chief Financial Officer and Corporate Secretary of Dundee Corporation, the principal financial officer of Dundee Corporation, certify that:

1.

I have reviewed this annual report on Form 40-F of Dundee Corporation;

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

March 31, 2006

Exhibit 99.7

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to his knowledge the Annual Report on Form 40-F for the fiscal year ended December 31, 2005, of Dundee Corporation (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, except that the reconciliation to U.S. GAAP required pursuant to General Instruction C (2) of Form 40-F has been omitted, and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

 /s/      Ned Goodman
Name:   Ned Goodman
Title:     President and Chief Executive Officer

Date:     March 31, 2006

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to her knowledge the Annual Report on Form 40-F for the fiscal year ended December 31, 2005, of Dundee Corporation (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, except that the reconciliation to U.S. GAAP required pursuant to General Instruction C (2) of Form 40-F has been omitted, and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/

Joanne Ferstman
Name:   Joanne Ferstman
Title:     Executive Vice President,
              Chief Financial Officer and Corporate Secretary

Date:     March 31, 2006