Form 40-F/A
period 2005-12-31
DUNDEE CORP
filed 2006-04-07
CIK 897455

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F/A

[Check one]

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number 0-25542

*This Form 40-F/A is being filed to include supplementary information and reconciliation with United States GAAP and Auditor’s Consent.

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

▪

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

▪

The Chief Financial Officer of the Company is a Chartered Accountant and is subject to the Code of Ethics of Chartered Accountants of the Canadian Institute of Chartered Accountants and is also subject to the Goodman Code.

▪

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

/s/  Joanne Ferstman

Joanne Ferstman

Executive Vice President,

Chief Financial Officer and Corporate Secretary

Date:

April 7, 2006

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form, dated March 30, 2006, of Dundee Corporation
99.2	Audited consolidated financial statements of Dundee Corporation for the financial year ended December 31, 2005, together with the auditor’s report thereon.
99.3	Management’s Discussion and Analysis for the financial year ended December 31, 2005.
99.4

Supplementary information and reconciliation with United States generally accepted accounting principles with respect to the audited consolidated financial statements of Dundee Corporation for the financial year ended December 31, 2005, together with the auditors’ report dated April 6, 2006 of Ernst & Young LLP, Chartered Accountants, in connection therewith.

99.5	Consent dated April 6, 2006 of Ernst & Young LLP, Chartered Accountants.
99.6	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 99.6

CERTIFICATION

I, Ned Goodman, President and Chief Executive Officer of Dundee Corporation, the principal executive officer of Dundee Corporation, certify that:

1.

I have reviewed this annual report on Form 40-F/A of Dundee Corporation;

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

1.

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

April 7, 2006

CERTIFICATION

I, Joanne Ferstman, Executive Vice President, Chief Financial Officer and Corporate Secretary of Dundee Corporation, the principal financial officer of Dundee Corporation, certify that:

1.

I have reviewed this annual report on Form 40-F/A of Dundee Corporation;

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

1.

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

April 7, 2006

Exhibit 99.7

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to his knowledge the Annual Report on Form 40-F/A for the fiscal year ended December 31, 2005, of Dundee Corporation (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

 /s/      Ned Goodman
Name:   Ned Goodman
Title:     President and Chief Executive Officer

Date:     April 7, 2006

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to her knowledge the Annual Report on Form 40-F/A for the fiscal year ended December 31, 2005, of Dundee Corporation (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/

Joanne Ferstman
Name:   Joanne Ferstman
Title:     Executive Vice President,
              Chief Financial Officer and Corporate Secretary

Date:     April 7, 2006