Form 40-F
period 2006-12-31
DUNDEE CORP
filed 2007-04-02
CIK 897455

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F

[Check one]

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File Number 0-25542

_________________

DUNDEE CORPORATION
(Exact name of registrant as specified in its charter)

Province of Ontario, Canada (Province or other jurisdiction of incorporation or organization)	6282 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No. (if applicable))

1 Adelaide Street East, 28th Floor
Toronto, Ontario
Canada M5C 2V9
(416) 863-6990

(Address and telephone number of Registrant’s principal executive offices)

_________________

CT Corporation System
1015 15th Street, NW, Suite 1000

Washington, D.C.
20005

(202) 572-3100

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

_________________

copies to:

Joanne Ferstman Executive Vice President, Chief Financial Officer and Corporate Secretary 1 Adelaide Street East, 28th Floor Toronto, Ontario Canada M5C 2V9	Alan Brown Blake, Cassels & Graydon LLP Barristers & Solicitors 199 Bay Street, Suite 2800 Box 25, Commerce Court West Toronto, Ontario Canada M5L 1A9

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Not applicable	Not applicable

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

As of December 31, 2006, there were 24,060,745 Class A subordinate voting shares and 1,040,329 Class B common shares.

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

Table of Contents

Forward-Looking Statements

Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Audit Committee Financial Expert

Code of Ethics

Principal Accountant Fees and Services

Off-Balance Sheet Arrangements

Contractual Obligations

Undertaking

Signature

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13(a)-15(f) under the Securities Exchange Act of 1934, as amended.  The Company’s internal control system is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable accounting standards.

The Company’s internal control over financial reporting includes policies and procedures that:  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its consolidated entities; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, the Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

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

•

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

•

The Chief Financial Officer of the Company is a Chartered Accountant and is subject to the Code of Ethics of Chartered Accountants of the Canadian Institute of Chartered Accountants and is also subject to the Goodman Code.

•

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

A number of the directors, officers, employees and financial advisors of certain subsidiaries of the Company are subject to one or more of the CFA Code, the Goodman Code and the rules and regulations of all securities regulatory authorities in Canada, the Investment Dealers Association of Canada, the Mutual Fund Dealers Association of Canada, all stock exchanges in Canada and Market Regulation Services Inc.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2006 and 2005, the Company and its subsidiaries that are audited by Ernst & Young LLP (includes Dundee Wealth Management Inc. and its subsidiaries and Eurogas Corporation but does not include Dundee Realty Corporation which is audited by a different external auditor) have paid the following fees to Ernst & Young LLP, the Company’s external auditor, for the following fee categories:

Fee Category	2006 ($)	2005 ($)
Audit Fees	2,062,000	1,506,100
Audit-Related Fees	1,422,600	459,400
Tax Services Fees	101,800	171,075
All Other Fees	0	0
	3,586,400	2,136,575

Following a review of its audit requirements, the Board resolved to propose to Shareholders of the Company that Ernst & Young LLP be replaced by PricewaterhouseCoopers LLP as auditors of the Company at the Company’s forthcoming annual meeting of shareholders.  This is not the result of any disagreement or area of dispute with Ernst & Young LLP.  In the interim, PricewaterhouseCoopers LLP has been retained to prepare a review engagement report of the Company’s consolidated financial statements for the period ending March 31, 2007.

Audit Fees

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

Tax Fees

Tax fees include all fees paid to Ernst & Young LLP for tax-related advice including tax return preparation and/or review and tax planning advice.

All Other Fees

 There were no other fees.

The Audit Committee has reviewed the magnitude and nature of all fees in respect of services provided by the external auditors during the years ended December 31, 2006 and 2005 to ensure that they are compatible with maintaining the independence of the external auditor.

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

OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company’s off-balance sheet arrangements is included in the Company’s Management’s Discussion and Analysis for the financial year ended December 31, 2006 which is attached as Exhibit 99.3 to, and incorporated by reference in, this report.

CONTRACTUAL OBLIGATIONS

Information on the Company’s contractual obligations is included in the Company’s Management’s Discussion and Analysis for the financial year ended December 31, 2006 which is attached as Exhibit 99.3 to, and incorporated by reference in, this report.

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

Joanne Ferstman

Joanne Ferstman

Executive Vice President,

Chief Financial Officer and Corporate Secretary

Date:

March 30, 2007

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form, dated March 29, 2007, of Dundee Corporation
99.2	Audited consolidated financial statements of Dundee Corporation for the financial year ended December 31, 2006, together with the auditor’s report thereon.
99.3	Management’s Discussion and Analysis for the financial year ended December 31, 2006.
99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 99.4

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

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

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

March 30, 2007

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

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

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

March 30, 2007

Exhibit 99.5

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to his knowledge the Annual Report on Form 40-F for the fiscal year ended December 31, 2006, of Dundee Corporation (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, except that the reconciliation to U.S. GAAP required pursuant to General Instruction C (2) of Form 40-F has been omitted, and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

 /s/

Ned Goodman

Name:  Ned Goodman
Title:     President and Chief Executive Officer

Date:     March 30, 2007

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to her knowledge the Annual Report on Form 40-F for the fiscal year ended December 31, 2006, of Dundee Corporation (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, except that the reconciliation to U.S. GAAP required pursuant to General Instruction C (2) of Form 40-F has been omitted, and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/

Joanne Ferstman

Name:   Joanne Ferstman
Title:     Executive Vice President,

Chief Financial Officer and Corporate Secretary

Date:     March 30, 2007