Form 40-F/A
period 2006-12-31
DUNDEE CORP
filed 2007-05-09
CIK 897455

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F/A

[Check one]

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File Number 0-25542

* This Form 40-F/A is being filed to include supplementary information and reconciliation with United States GAAP and Auditor’s Consent.

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

May 9, 2007

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form, dated March 29, 2007, of Dundee Corporation
99.2	Audited consolidated financial statements of Dundee Corporation for the financial year ended December 31, 2006, together with the auditor’s report thereon.
99.3	Management’s Discussion and Analysis for the financial year ended December 31, 2006.
99.4

Supplementary information and reconciliation with United States generally accepted accounting principles with respect to the audited consolidated financial statements of Dundee Corporation for the financial year ended December 31, 2006, together with the auditors’ report dated May 8, 2007 of Ernst & Young LLP, Chartered Accountants, in connection therewith.

99.5	Consent dated May 8, 2007 of Ernst & Young LLP, Chartered Accountants.
99.6	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

May 9, 2007

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

May 9, 2007

Exhibit 99.7

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to his knowledge the Annual Report on Form 40-F/A for the fiscal year ended December 31, 2006, of Dundee Corporation (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

 /s/

Ned Goodman

Name:  Ned Goodman
Title:     President and Chief Executive Officer

Date:     May 9, 2007

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to her knowledge the Annual Report on Form 40-F/A for the fiscal year ended December 31, 2006, of Dundee Corporation (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/

Joanne Ferstman

Name:   Joanne Ferstman
Title:     Executive Vice President,

Chief Financial Officer and Corporate Secretary

Date:     May 9, 2007