Form 40-F
period 2007-12-31
DUNDEE CORP
filed 2008-04-11
CIK 897455

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F

[Check one]

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

_________________

copies to:

Joanne Ferstman Executive Vice President, Chief Financial Officer and Corporate Secretary 1 Adelaide Street East, 28th Floor Toronto, Ontario Canada M5C 2V9	Ramandeep Grewal Stikeman Elliott LLP Barristers & Solicitors 5300 Commerce Court West 199 Bay Street Toronto, Ontario Canada M5L 1B9

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Not applicable	Not applicable

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

72,443,840 Class A subordinate voting shares and 3,120,402 Class B common shares.

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

- ii -

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

DISCLOSURE CONTROLS AND PROCEDURES

2

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

2

ATTESTATION REPORT OF THE PUBLIC ACCOUNTING FIRM

2

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

2

AUDIT COMMITTEE FINANCIAL EXPERT

3

CODE OF ETHICS

3

PRINCIPAL ACCOUNTANT FEES AND SERVICES

3

OFF-BALANCE SHEET ARRANGEMENTS

4

CONTRACTUAL OBLIGATIONS

4

UNDERTAKING

4

SIGNATURE

5

EXHIBIT INDEX

6

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F includes, and other public communications by Dundee Corporation, including other documents filed with the Canadian securities regulators, the SEC or stock exchanges may include, forward looking statements.  All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws.  Forward looking statements may include, but are not limited to statements about anticipated future events including comments with respect to our objectives and priorities for 2008 and beyond, strategies or further actions with respect to the Company, its products and services, business operations, financial performance and condition.  Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and those affecting the financial services industry generally.  The forward-looking information contained in this annual report on Form 40-F is presented for the purpose of assisting our shareholders in understanding our business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

The risks, uncertainties and other factors that may influence actual results are referenced in the Risk Factor section of the Company’s Annual Information Form attached as Exhibit 99.1 and in the section entitled “Managing Risk” in the Company’s Management’s Discussion and Analysis which is attached as Exhibit 99.3.  Actual results may differ materially from the forward looking statements contained in this Annual Report on Form 40-F, depending upon, among other factors, general economic and market conditions, our ability to execute our strategic plans and meet financial obligations, the performance of the Company’s principal subsidiaries and the Company’s ability to raise additional capital; creating, attracting and retaining assets under management and assets under administration; competition faced by the Company; regulation of the Company’s businesses; risks associated with the Company’s real estate and resources businesses, and the Company’s investment holdings in general including risks associated with oil and gas and mining exploration and development activities, environmental risks, inflation, changes in interest rates, commodity prices, and other financial exposures; maintenance of minimum regulatory capital requirements for certain of the Company’s subsidiaries; and the ability of the Company and its subsidiaries to attract and retain key personnel.  The preceding list is not exhaustive of all possible risk factors that may influence actual results, and are identified based upon information available as of March 28, 2008.

Assumptions about the future performance of the Canadian and U.S. economies were material factors considered by management when setting the Company’s strategic priorities and objectives, and when determining our financial targets.  In determining our expectations for economic growth in the financial services, real estate and resources sectors, we considered historical economic data provided by the Canadian government and its agencies, and current market conditions including the status of the current credit crisis.

These forward-looking statements are not guarantees of future performance and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company.  Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward-looking statements.  As evidenced by the events of the past year and the recent market crisis, circumstances affecting the Company may change rapidly.  Except as may be required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

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

Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, the Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

ATTESTATION REPORT OF THE PUBLIC ACCOUNTING FIRM

The Company is required to provide an auditor's report on internal control over financial reporting for the fiscal year ended December 31, 2007. In this report, the Company's independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company's internal control over financial reporting as of December 31, 2007.  PricewaterhouseCoopers LLP has audited the Company's financial statements included in this Annual Report on Form 40-F and has issued a report on the Company's internal control over financial reporting, which is included in its report on the Company's financial statements filed as an exhibit to this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

CODE OF ETHICS

Although, the Company has not adopted a formal Code of Ethics of the Company, each of the three senior executive officers of the Company holds a professional designation and is, therefore, subject to various codes of ethics and standards of professional conduct relating to such designation.  The following are the codes of ethics and rules of professional conduct to which each of these senior executive officers of the Company is subject:

•

The Chief Executive Officer of the Company is a member of the CFA Institute (formerly the Association of Investment Management and Research) and, accordingly, is subject to the Code of Ethics and Standards of Professional Conduct of the CFA Institute (the “CFA Code”).  The Chief Executive Officer is also subject to the Code of Ethics and Standards of Professional Conduct (the “Goodman Code”) of Goodman & Company, Investment Counsel Ltd., a subsidiary of the Company, adopted in January 1998, as updated, which meets the requirements of the CFA Code and the requirements of a model code for an investment counsel/portfolio manager in Canada.

•

The Chief Financial Officer of the Company is a Chartered Accountant and is subject to the Professional Code of the Ordre des comptables agréés du Québec and is also subject to the Goodman Code.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2007 and 2006, the Company (and its subsidiaries that were audited by the Company’s external auditor) paid the following fees to the Company’s external auditors, for the following fee categories:

Fee Category	2007 (Cdn. $)	2006 (Cdn. $)
Audit Fees	2,599,500	2,062,000
Audit-Related Fees	389,760	1,497,700
Tax Services Fees	307,781	102,900
All Other Fees	42,074	0
Total Fees	3,339,115	3,662,600

Note:

For the year-ended December 31, 2007, the Company was audited by PricewaterhouseCoopers LLP and for the year-ended December 31, 2006, the Company was audited by Ernst & Young LLP.  The change in auditors was not a result of disagreement or area of dispute with Ernst & Young LLP.

Audit Fees

Audit fees include all fees paid to the Company’s external auditors for the audit of the Company’s consolidated financial statements and other required statutory/regulatory audits and filings of the Company and certain of its subsidiaries.

Audit-Related Fees

Audit-related fees include all fees paid to the Company’s external auditors for audit-related services including the review of the Company’s interim financial statements, preparation and/or review of certain filings with Canadian securities regulators, including comfort and consent letters, and accounting consultations on matters addressed during the audit and interim reviews.

Tax Fees

Tax fees include all fees paid to the Company’s external auditors for tax-related advice including tax return preparation and/or review and tax planning advice.

The Audit Committee has reviewed the magnitude and nature of all fees in respect of services provided by the external auditors during the years ended December 31, 2007 and 2006 to ensure that they are compatible with maintaining the independence of the external auditor.

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

The Audit Committee approved 100% of the fees paid to the Company’s external auditors.

OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company’s off-balance sheet arrangements is included in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007 which is attached as Exhibit 99.3 to, and incorporated by reference in, this report.

CONTRACTUAL OBLIGATIONS

Information on the Company’s contractual obligations is included in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007 which is attached as Exhibit 99.3 to, and incorporated by reference in, this report.

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

Joanne Ferstman

Joanne Ferstman

Executive Vice President,

Chief Financial Officer and Corporate Secretary

Date:

April 10, 2008

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form, dated March 28, 2008, of Dundee Corporation.
99.2

Audited consolidated financial statements of Dundee Corporation as of and for the year ended December 31, 2007, together with the auditor’s report thereon and the auditor’s report on the Company’s internal control over financial reporting.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2007.
99.4	Consent of PricewaterhouseCoopers LLP.
99.5	Certifications required by Rule 13a-14(b) or Rule 15-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 99.5

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

(d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

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

DUNDEE CORPORATION

By:

/s/

Ned Goodman

Ned Goodman

President and Chief Executive Officer

Date:

April 10, 2008

Exhibit 99.5

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

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that  occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting;

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

April 10, 2008

Exhibit 99.6

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to his knowledge the Annual Report on Form 40-F for the fiscal year ended December 31, 2007, of Dundee Corporation (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:

/s/

Ned Goodman

Ned Goodman

President and Chief Executive Officer

Date:

April 10, 2008

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to her knowledge the Annual Report on Form 40-F for the fiscal year ended December 31, 2007, of Dundee Corporation (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:

/s/

Joanne Ferstman

Joanne Ferstman

Executive Vice President,

Chief Financial Officer and Corporate Secretary

Date:

April 10, 2008