Form 40-F
period 2008-12-31
DUNDEE CORP
filed 2009-04-08
CIK 897455

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 40-F
[Check one]

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission File Number 0-25542

_________________

DUNDEE CORPORATION
(Exact name of registrant as specified in its charter)

Province of Ontario, Canada (Province or other jurisdiction of incorporation or organization)	6282 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No. (if applicable))

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

71,139,788 Class A subordinate voting shares and 3,119,788 Class B common shares.

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

Yes	X	No

ii

TABLE OF CONTENTS
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
DISCLOSURE CONTROLS AND PROCEDURES	2
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	2
ATTESTATION REPORT OF THE PUBLIC ACCOUNTING FIRM	2
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	2
AUDIT COMMITTEE FINANCIAL EXPERT	3
CODE OF ETHICS	3
PRINCIPAL ACCOUNTANT FEES AND SERVICES	4
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS	4
OFF-BALANCE SHEET ARRANGEMENTS	5
CONTRACTUAL OBLIGATIONS	5
UNDERTAKING	5
SIGNATURE	6
EXHIBIT INDEX	7

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F includes, and other public communications by Dundee Corporation, including other documents filed with the Canadian securities regulators, the SEC or stock exchanges may include, forward looking statements.  All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws.  Forward looking statements may include, but are not limited to statements about anticipated future events including comments with respect to our objectives and priorities for 2009 and beyond, strategies or further actions with respect to the Company, its products and services, business operations, financial performance and condition.  Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and those affecting the financial services industry generally.  The forward-looking information contained in this annual report on Form 40-F is presented for the purpose of assisting our shareholders in understanding our business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

The risks, uncertainties and other factors that may influence actual results are referenced in the Risk Factor section of the Company’s Annual Information Form attached as Exhibit 99.1 and in the section entitled “Managing Risk” in the Company’s Management’s Discussion and Analysis which is attached as Exhibit 99.3.  Actual results may differ materially from the forward looking statements contained in this Annual Report on Form 40-F, depending upon, among other factors, general economic and market conditions, our ability to execute our strategic plans and meet financial obligations, the performance of the Company’s principal subsidiaries and the Company’s ability to raise additional capital; creating, attracting and retaining assets under management and assets under administration; competition faced by the Company; regulation of the Company’s businesses; risks associated with the Company’s real estate and resources businesses, and the Company’s investment holdings in general including risks associated with oil and gas and mining exploration and development activities, environmental risks, inflation, changes in interest rates, commodity prices, and other financial exposures; maintenance of minimum regulatory capital requirements for certain of the Company’s subsidiaries; and the ability of the Company and its subsidiaries to attract and retain key personnel.  The preceding list is not exhaustive of all possible risk factors that may influence actual results, and are identified based upon information available as of March 31, 2009.

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

DISCLOSURE CONTROLS AND PROCEDURES

In accordance with the rules of the Securities and Exchange Commission, the Company maintains disclosure controls and procedures and, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of these disclosure controls and procedures as of the end of the period covered by this report.  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2008, the Company’s disclosure controls and procedures were effective.

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

Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, the Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

ATTESTATION REPORT OF THE PUBLIC ACCOUNTING FIRM

The Company is required to provide an auditor's report on internal control over financial reporting for the fiscal year ended December 31, 2008. In this report, the Company's independent auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company's internal control over financial reporting as of December 31, 2008.  PricewaterhouseCoopers LLP has audited the Company's consolidated financial statements included in this Annual Report on Form 40-F and has issued a report on the effectiveness of the Company's internal control over financial reporting, which is included in its report on the Company's consolidated financial statements filed as an exhibit to this Annual Report on Form 40-F.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an audit committee established by the directors of the Company (the “Audit Committee”).  The Audit Committee is comprised of the following five directors of the Company:  K. Barry Sparks, Robert McLeish, Normand Beauchamp, Garth A.C. MacRae and Ellis Jacob.  The board of directors of the Company has determined that each of the members of the Audit Committee has the necessary qualifications to be designated as an “Audit Committee Financial Expert” of the Company as such term is defined in the Form 40-F.  All members of the Audit Committee have been deemed by the board of directors of the Company to be independent of the Company as such term is defined under the rules of the New York Stock Exchange.

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

CODE OF ETHICS

The Company has not adopted a formal code of ethics as each of the senior executive officers of the Company, as well as a number of the Company’s other officers, directors and employees, are already subject to other codes of ethics or rules of professional conduct.  Each of the senior executive officers listed below holds a professional designation and is, therefore, subject to prescribed standards of professional conduct  and/or a code of ethics relating to such designation.  Accordingly, the Company’s board of directors has determined that it not necessary to establish a separate corporate code of ethics in order to ensure that the conduct of such officers is governed by appropriate ethical standards and guidelines. The following are the codes of ethics and rules of professional conduct to which each of the senior executive officers of the Company is subject:

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

▪	The Chief Financial Officer of the Company is a Chartered Accountant and is subject to the Professional Code of the Ordre des comptables agréés du Québec and is also subject to the Goodman Code.

▪	The Vice President and the Controller of the Company is a Certified Management Accountant and is subject to the Code of Professional Ethics of The Society of Management Accountants of Ontario.

Each of the CFA Code, the Goodman Code and certain of the other codes or rules of professional conduct noted above have provisions relating to, among other things, compliance with applicable laws, rules and regulations, confidential information, prohibition against insider trading and use of material non-public information, prohibition against professional misconduct and conflicts of interest.

A number of the directors, officers, employees and financial advisors of certain subsidiaries of the Company are also subject to one or more of the following: the CFA Code, the Goodman Code, the rules and regulations of the securities regulatory authorities in Canada, the Investment Industry Regulatory Organization of Canada, the Mutual Fund Dealers Association of Canada and all Canadian stock exchanges.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2008 and 2007, the Company (and its subsidiaries that were audited by the Company’s external auditor) paid the following fees to the Company’s external auditors, for the following fee categories:

Fee Category	2008 (Cdn. $)	2007 (Cdn. $)
Audit Fees	2,472,575	2,599,500
Audit-Related Fees	363,750	389,760
Tax Services Fees	449,744	307,781
All Other Fees	Nil	42,074
Total Fees	3,286,069	3,339,115

Audit Fees

Audit fees include all fees paid to the Company’s external auditor for the audit of the Company’s consolidated financial statements and other required statutory/regulatory audits and filings of the Company and certain of its subsidiaries.

Audit-Related Fees

Audit-related fees include all fees paid to the Company’s external auditor for audit-related services including the review of the Company’s interim financial statements, preparation and/or review of certain filings with Canadian securities regulators, including comfort and consent letters, and accounting consultations on matters addressed during the audit and interim reviews.

Tax Services Fees

Tax services fees include all fees paid to the Company’s external auditor for tax-related advice including tax return preparation and/or review and tax planning advice.

All Other Fees

All other fees include fees paid to the Company’s external auditors for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above.  In 2008, there were no services in this category.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee has reviewed the magnitude and nature of all fees in respect of services provided by the external auditors during the years ended December 31, 2008 and 2007 to ensure that they are compatible with maintaining the independence of the external auditor.

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

OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company’s off-balance sheet arrangements is included in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2008, under the caption “Off-Balance Sheet Arrangements”, which is attached as Exhibit 99.3 to, and incorporated by reference in, this report.

CONTRACTUAL OBLIGATIONS

Information on the Company’s contractual obligations is included in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2008, under the caption, “Contingencies and Commitments”, which is attached as Exhibit 99.3 to, and incorporated by reference in, this report.

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

DUNDEE CORPORATION

By:            /s/ Joanne Ferstman
Joanne Ferstman
Executive Vice President,
Chief Financial Officer and Corporate Secretary
Date:        April 8, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form, dated March 31, 2009, of Dundee Corporation.
99.2
Audited consolidated financial statements of Dundee Corporation as of and for the year ended December 31, 2008, together with the auditor’s report thereon and the auditor’s report on the Company’s internal control over financial reporting.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2008.
99.4	Consent of PricewaterhouseCoopers LLP.
99.5	Certifications required by Rule 13a-14(b) or Rule 15-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.