Form 40-F
period 2009-12-31
DUNDEE CORP
filed 2010-04-01
CIK 897455

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 40-F
[Check one]

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2009Commission File Number 0-25542

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
_________________

copies to:

Lucie Presot Vice President and Chief Financial Officer 1 Adelaide Street East, 28th Floor Toronto, Ontario Canada M5C 2V9	Alan H. Paley Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 United States of America

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Not applicable	Not applicable

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

71,204,526 Class A subordinate voting shares and 3,119,437 Class B common shares.

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

Indicate by check mark whether the registrant has submitted electronically and posted on is corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes	No

- ii -

TABLE OF CONTENTS
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
DISCLOSURE CONTROLS AND PROCEDURES	2
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	2
ATTESTATION REPORT OF THE PUBLIC ACCOUNTING FIRM	2
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	2
AUDIT COMMITTEE FINANCIAL EXPERT	3
CODE OF ETHICS	3
PRINCIPAL ACCOUNTANT FEES AND SERVICES	4
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS	4
OFF-BALANCE SHEET ARRANGEMENTS	5

CONTRACTUAL OBLIGATIONS	5
UNDERTAKING	5
SIGNATURE	6
EXHIBIT INDEX	7

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F includes, and other public communications by Dundee Corporation, including other documents filed with the Canadian securities regulators, the SEC or stock exchanges may include, forward- looking statements.  All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws.  Forward-looking statements may include, but are not limited to statements about anticipated future events including comments with respect to our objectives and priorities for 2010 and beyond, strategies or further actions with respect to the Company, its products and services, business operations, financial performance and condition.  Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and those affecting the financial services industry generally.  The forward-looking information contained in this annual report on Form 40-F is presented for the purpose of assisting our shareholders in understanding our business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

The risks, uncertainties and other factors that may influence actual results are referenced in the Risk Factor section of the Company’s Annual Information Form attached as Exhibit 99.1 and in the section entitled “Managing Risk” in the Company’s Management’s Discussion and Analysis which is attached as Exhibit 99.3.  Actual results may differ materially from the forward-looking statements contained in this Annual Report on Form 40-F, depending upon, among other factors, general economic and market conditions, our ability to execute our strategic plans and meet financial obligations, the performance of the Company’s principal subsidiaries and the Company’s ability to raise additional capital; creating, attracting and retaining assets under management and assets under administration; competition faced by the Company; regulation of the Company’s businesses; risks associated with the Company’s real estate and resources businesses, and the Company’s investment holdings in general including risks associated with oil and gas and mining exploration and development activities, environmental risks, inflation, changes in interest rates, commodity prices, and other financial exposures; maintenance of minimum regulatory capital requirements for certain of the Company’s subsidiaries; and the ability of the Company and its subsidiaries to attract and retain key personnel.  The preceding list is not exhaustive of all possible risk factors that may influence actual results, and are identified based upon information available as of April 1, 2010.

Assumptions about the future performance of the Canadian and U.S. economies were material factors considered by management when setting the Company’s strategic priorities and objectives, and when determining our financial targets.  In determining our expectations for economic growth in the financial services, real estate and resources sectors, we considered historical economic data provided by the Canadian government and its agencies, and current market conditions.

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

DISCLOSURE CONTROLS AND PROCEDURES

In accordance with the rules of the Securities and Exchange Commission, the Company maintains disclosure controls and procedures and, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of these disclosure controls and procedures as of the end of the period covered by this report.  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, the Company’s disclosure controls and procedures were effective.

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

Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, the Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

ATTESTATION REPORT OF THE PUBLIC ACCOUNTING FIRM

The Company is required to provide an auditor's report on internal control over financial reporting for the fiscal year ended December 31, 2009. In this report, the Company's independent auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company's internal control over financial reporting as of December 31, 2009.  PricewaterhouseCoopers LLP has audited the Company's consolidated financial statements included in this Annual Report on Form 40-F and has issued a report on the effectiveness of the Company's internal control over financial reporting, which is included in its report on the Company's consolidated financial statements filed as an exhibit to this Annual Report on Form 40-F.

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

CODE OF ETHICS

The Company has not adopted a formal code of ethics as each of the senior executive officers of the Company, as well as a number of the Company’s other officers, directors and employees, are already subject to other codes of ethics or rules of professional conduct.  Each of the senior executive officers listed below holds a professional designation and is, therefore, subject to prescribed standards of professional conduct  and/or a code of ethics relating to such designation.  Accordingly, the Company’s board of directors has determined that it is not necessary to establish a separate corporate code of ethics in order to ensure that the conduct of such officers is governed by appropriate ethical standards and guidelines. The following are the codes of ethics and rules of professional conduct to which each of the senior executive officers of the Company is subject:

▪
The Chief Executive Officer of the Company is a member of the CFA Institute (formerly the Association of Investment Management and Research) and, accordingly, is subject to the Code of Ethics and Standards of Professional Conduct of the CFA Institute (the “CFA Code”).

▪	The Chief Financial Officer of the Company is a Certified Management Accountant and is subject to the Code of Professional Ethics of The Society of Management Accountants of Ontario.

Each of the CFA Code and certain of the other codes or rules of professional conduct noted above have provisions relating to, among other things, compliance with applicable laws, rules and regulations, confidential information, prohibition against insider trading and use of material non-public information, prohibition against professional misconduct and conflicts of interest.

A number of the directors, officers, employees and financial advisors of certain subsidiaries of the Company are also subject to one or more of the following: the CFA Code, the rules and regulations of the securities regulatory authorities in Canada, the Investment Industry Regulatory Organization of Canada, the Mutual Fund Dealers Association of Canada and all Canadian stock exchanges.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2009 and 2008, the Company (and its subsidiaries that were audited by the Company’s external auditor) paid the following fees to the Company’s external auditors, for the following fee categories:

Fee Category	2009 (Cdn. $)	2008 (Cdn. $)
Audit Fees	2,540,412	2,472,575
Audit-Related Fees	620,550	363,750
Tax Services Fees	201,775	449,744
All Other Fees	Nil	Nil
Total Fees	3,362,737	3,286,069

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

The Audit Committee has reviewed the magnitude and nature of all fees in respect of services provided by the external auditors during the years ended December 31, 2009 and 2008 to ensure that they are compatible with maintaining the independence of the external auditor.

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

OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company’s off-balance sheet arrangements is included in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2009, under the caption “Off-Balance Sheet Arrangements”, which is attached as Exhibit 99.3 to, and incorporated by reference in, this report.

CONTRACTUAL OBLIGATIONS

Information on the Company’s contractual obligations is included in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2009, under the caption, “Commitments and Contingencies”, which is attached as Exhibit 99.3 to, and incorporated by reference in, this report.

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

DUNDEE CORPORATION

By:            /s/           Lucie Presot
Lucie Presot
Vice President and Chief Financial Officer,

Date:            April 1, 2010

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form, dated March 31, 2010, of Dundee Corporation.
99.2
Audited consolidated financial statements of Dundee Corporation as of and for the year ended December 31, 2009, together with the auditor’s report thereon and the auditor’s report on the Company’s internal control over financial reporting.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2009.
99.4	Consent of PricewaterhouseCoopers LLP.
99.5	Certifications required by Rule 13a-14(b) or Rule 15-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.